U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

BZ Group Holding Limited +
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   (Last)                           (First)             (Middle)

Egglirain 24
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                                    (Street)

8832 Wilen, Switzerland
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Tularik Inc. (TLRK)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           07/13/00       P               2,000       A      32.25                   I           (2)
Common Stock                           07/14/00       P              42,900       A      32.24                   I           (2)
Common Stock                           07/17/00       P              45,900       A      32.24                   I           (2)
Common Stock                           07/18/00       P              33,800       A      32.24                   I           (2)
Common Stock                           07/19/00       P               1,500       A      31.74                   I           (2)
Common Stock                           07/19/00       P              73,900       A      31.74                   I           (2)
Common Stock                           07/21/00       P              80,900       A      31.17                   I           (2)
Common Stock                           07/21/00       P              19,100       A      31.24                   I           (2)
Common Stock                           07/25/00       P              100,000      A      30.47                   I           (2)
Common Stock                           07/28/00       P              22,200       A      29.76                   I           (2)
Common Stock                           07/31/00       P              77,800       A      29.30    10,658,238     I        (1)(2)
Common Stock                           08/08/00       P              66,000       A      29.14                   I           (2)
Common Stock                           08/09/00       P              34,000       A      29.10                   I           (2)
Common Stock                           08/16/00       P              80,400       A      26.21                   I           (2)
Common Stock                           08/16/00       P              19,600       A      26.21    10,858,238     I        (1)(2)
Common Stock                           09/18/00       S              15,100       D      33.71                   I           (2)
Common Stock                           09/19/00       P               5,100       A      32.91                   I           (2)
Common Stock                           09/20/00       P              10,000       A      33.42                   I           (2)
Common Stock                           09/25/00       S              10,000       D      34.29                   I           (2)
Common Stock                           09/25/00       S              24,100       D      35.24                   I           (2)
Common Stock                           09/26/00       S              39,000       D      35.77                   I           (2)
Common Stock                           09/27/00       P              55,100       A      31.72                   I           (2)
Common Stock                           09/28/00       P              18,000       A      31.74    10,858,238     I        (1)(2)
Common Stock                           10/20/00       S               4,600       D      32.50                   I           (2)
Common Stock                           10/24/00       S              10,300       D      33.00                   I           (2)
Common Stock                           10/25/00       S              42,000       D      34.24                   I           (2)
Common Stock                           10/30/00       P              100,000      A      30.74    10,901,338     I        (1)(2)
Common Stock                           12/05/00       P              56,900       A      29.79                   I           (2)
Common Stock                           12/06/00       P              100,000      A      29.04                   D
Common Stock                           12/07/00       P              200,000      A      28.29                   D
Common Stock                           12/08/00       P              100,000      A      28.54                   D
Common Stock                           12/20/00       P              181,200      A      26.88                   I           (2)
Common Stock                           12/20/00       P              18,800       A      26.84                   I           (2)
Common Stock                           12/22/00       P              67,500       A      26.55    11,625,738     I        (1)(2)
Common Stock                           01/04/01       P              132,500      A      29.67                   I           (2)
Common Stock                           01/05/01       P              400,000      A      29.54    12,158,238     D           (1)

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
+ BZ Group Holding Limited is reporting on behalf of itself, Pharma Vision AG and Spezialitaten Vision AG.

Potential persons who are to respond to the collection information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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

BZ Group Holding Limited

/s/ Kurt Shiltknecht                                     February 8, 2001
---------------------------------------------            -----------------------
**Signature of Reporting Person                             Date
By: Kurt Shiltknecht

Pharma Vision AG

/s/ Kurt Shiltknecht                                     February 8, 2001
---------------------------------------------            -----------------------
**Signature of Reporting Person                             Date
By: Kurt Shiltknecht

Spezialitaten Vision AG

/s/ Kurt Shiltknecht                                     February 8, 2001
---------------------------------------------            -----------------------
**Signature of Reporting Person                             Date
By: Kurt Shiltknecht

Explanation of Responses:

See Attachement A for Footnotes

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                    Attachment A

                            Explanation of Responses

(1) Pharma Vision AG directly beneficially owns 10,158,238 shares of common stock of Tularik Inc. (the "Common Stock"). BZ Group Holding Limited owns fifty-one percent of the voting stock of Pharma Vision AG. The principal business address of Pharma Vision AG is Spielhof 3, 8750 Glarus, Switzerland.

(2) Spezialitaten Vision AG directly beneficially owns 1,200,000 shares of Common Stock. BZ Group Holding Limited owns fifty-six percent of the voting stock of Spezialitaten Vision AG. The principal business address of Spezialitaten Vision AG is Egglirain 24, 8832 Wilen, Switzerland.